July 10, 2024

Xiaowu He
Chief Executive Officer
Scienjoy Holding Corporation
RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St. Yuhang District, Hangzhou
Zhejiang Province, 311113, China

       Re: Scienjoy Holding Corporation
           Registration Statement on Form F-3
           Filed July 1, 2024
           File No. 333-280628
Dear Xiaowu He:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Selling Shareholders, page 17

1. Please revise to include a brief description of the transactions through which the selling shareholders acquired their Class A ordinary shares.
Exhibits

2. Please file the statement of eligibility of trustee as an exhibit to your registration statement. Refer to Item 601(b)(25) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 10, 2024
Page 2

       Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Lijia Sanchez